SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

ECLIPS MEDIA TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

277885J101

(CUSIP Number)

110 Greene Street, Suite 403, New York, NY 10012

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 27885D 20 3	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Eric Simon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		30,000,000(1)
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
WITH		30,000,000(1)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,000,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.74(1)%

14	TYPE OF REPORTING PERSON (See instructions)

IN

(1)	Of these shares, 20,000,000 are held by Brand Interaction Group, LLC, of which Mr. Simon controls.

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of EClips Media Technologies, Inc., a Delaware Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 110 Greene Street, Suite 403, New York, NY 10012.

Item 2. Identity and Background.

This statement is being filed by Eric Simon (the “Reporting Person”). Reporting Person is the Company’s Chief Executive Officer.  Reporting Person’s business address is 110 Greene Street, Suite 403, New York, NY 10012.

During the past five years, Reporting Person  has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On June 21, 2010, the Issuer, through its wholly-owned subsidiary SD Acquisition Corp., a New York corporation (“SD”), acquired (the “Acquisition”) all of the business and assets of Brand Interaction Group, LLC, a New Jersey limited liability company (“BIG”) owned by the Reporting Person who became our Chief Executive Officer (“CEO”) contemporaneously with the closing of the Acquisition.  As consideration for the Acquisition by SD, the Company agreed to issue BIG 20,000,000 shares of its common stock (the “Purchase Shares”) pursuant to an Asset Purchase Agreement dated as of June 21, 2010 and entered into an employment agreement with Eric Simon to become the CEO of the Company (the “Employment Agreement”).  Under the terms of the Employment Agreement, in addition to an annual salary, Mr. Simon received 10,000,000 shares of the Issuer’s common stock (the “Salary Shares”).

Item 4. Purpose of Transaction.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. In this regard, the Reporting Person may purchase additional shares of Common Stock, or may sell all or a portion of the shares of Common Stock held by him, in any case, in market transactions, in private transactions or otherwise. The Reporting Person may also pledge, encumber or otherwise transfer or engage in other transactions with respect to all or a portion of such shares of Common Stock. The Reporting Person’s actions with respect to his investment in the Issuer will depend on such factors as the Reporting Person deems relevant at the time, including among other things, the Reporting Person’s evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other opportunities available to the Reporting Person, prospects for the Reporting Person’s own business, general economic conditions, including stock market conditions and other future developments.

The Reporting Person reserve the right to change his purpose in respect of the shares of Common Stock and take such actions as he deems appropriate in light of the circumstances existing at the time, including without limitation, the matters set forth above.

Except as indicated above, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of July 1, 2010, Reporting Person may be deemed to own 30,000,000 shares or 14.74% of the Issuer’s Common Stock. All percentages set forth in this Schedule 13D are calculated based on 203,525,338 shares of Common Stock outstanding as of July 1, 2010. Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

July 1, 2010	/s/ Eric Simon
Eric Simon